


05044803


SEC MAIL
RECEIVED
PROCESSING
NOV 28 2005
WASH. D.C.
192
SECTION

SECURITI[illegible] [illegible]IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53546

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Perryman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12221 Merit Drive, Suite 1725
(No. and Street)

Dallas (City) Texas (State) 75251 (Zip Code)

PROCESSED JAN 23 2006 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd. (Address) Dallas (City) TX (State) 75244 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William D. Perryman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perryman Securities, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SUSAN S TRULL
Notary Public, State of Texas
My Commission Expires:
September 22, 2007

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholder's Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PERRYMAN SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
SEPTEMBER 30, 2005

PERRYMAN SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Perryman Securities, Inc.

We have audited the accompanying statement of financial condition of Perryman Securities, Inc. as of September 30, 2005 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perryman Securities, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 9, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

PERRYMAN SECURITIES, INC.
Statement of Financial Condition
September 30, 2005

ASSETS

Cash	$ 23,538
Securities owned at market value	22,230
	$ 45,768

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 18,989
Federal income taxes payable	3,474
	22,463
Liabilities subordinated to claims of general creditors – related party	4,500
Stockholder's equity	
Common stock, 1,000,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding	1,000
Retained earnings	17,805
Total stockholder's equity	18,805
	$ 45,768

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Income
For the Year Ended September 30, 2005

Revenues	
Commissions	$ 297,657
Unrealized gains (losses) on Firm investment account	1,109
Dividend income	827
	299,593
Expenses	
Commissions	115,621
Salaries and employment costs	26,345
Dues and subscriptions	150
Interest expense – related party	867
Regulatory fees and expenses	8,280
Other expenses	125,910
	277,173
Income before income taxes	22,420
Provision for federal income taxes	3,429
Net income	$ 18,991

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2005

	Common Stock	Retained Earnings (Deficit)	Total
Balances at September 30, 2004	$ 1,000	$ (1,186)	$ (186)
Net income		18,991	18,991
Balances at September 30, 2005	$ 1,000	$ 17,805	$ 18,805

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2005

Balance, at September 30, 2004	$ 14,500
Increases	-0-
Decreases	(10,000)
Balance, at September 30, 2005	$ 4,500

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Statement of Cash Flows
For the Year Ended September 30, 2005

Cash flows from operating activities	
Net income	$ 18,991
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Net realized and unrealized gain on Firm investment account	(1,109)
Change in assets and liabilities	
Increase in accounts payable and accrued expenses	15,107
Increase in federal income taxes payable	3,319
Net cash provided (used) by operating activities	36,308
Cash flows from investing activities	
Purchase of marketable securities	(3,809)
Net cash provided (used) by investing activities	(3,809)
Cash flows from financing activities	
Repayment of subordinated liabilities	(10,000)
Net cash provided (used) by financing activities	(10,000)
Net increase in cash	22,499
Cash at beginning of year	1,039
Cash at end of year	$ 23,538

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 867
Income taxes	$ 265

The accompanying notes are an integral part of these financial statements.

PERRYMAN SECURITIES, INC.
Notes to Financial Statements
September 30, 2005

Note 1 - Summary of Significant Accounting Policies

Perryman Securities, Inc. (the "Company") was formed June 15, 2001 and became effective as a broker-dealer registered with the National Association of Securities Dealers (NASD) in December 2001. The Company operates under (SEC) Rule 15c3-3(k)(1), (the Customer Protection Rule), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company's customers are located throughout the United States.

Marketable securities owned are carried at quoted market value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Securities commissions related to the service and maintenance of accounts held by product sponsors are recognized as income when received.

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At September 30, 2005, the Company had net capital of approximately $20,200 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.11 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

PERRYMAN SECURITIES, INC.
Notes to Financial Statements
September 30, 2005

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(1) by not holding customer funds or safekeeping customer securities.

Note 4 - Related Party

An affiliated company has agreed by contract to furnish office space, various items of personal property, and various general and administrative services to the Company. Expenses incurred with the affiliate under this contract through September 30, 2005, were $83,875 and are reflected in other expenses.

The Company and the affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Note 5 - Employee Benefits

The Company has a medical expense plan used to reimburse a Participant for the medical care of the Participant, the Participant's spouse and dependents not otherwise reimbursed under any other plan of the Employer, and to replace Participants lost wages due to absence from work caused by occupational and non-occupational personal injuries and sickness. The Company was obligated to reimburse $21,326 under this plan to participants for the year ending September 30, 2005.

Note 6 - Subordinated Borrowings – Related Party

Borrowings under subordination agreements at September 30, 2005 are as follows:

Subordinate note to shareholder – 10%, due October 1, 2005	$ 4,500
	$ 4,500

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The Company intends to retire the subordinated borrowings as they mature.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of September 30, 2005

Schedule I

PERRYMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 18,805
Add:	
Liabilities subordinated to claims of general creditors	4,500
Total capital and allowable subordinated liabilities	23,305
Deductions and/or charges	-0-
Net capital before haircuts on securities positions	23,305
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Other securities	3,105
Net capital	$ 20,200

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable and accrued expenses	$ 18,989
Federal income taxes payable	3,474
Total aggregate indebtedness	$ 22,463

Schedule I (continued)

PERRYMAN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,498
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 15,200
Excess net capital at 1000%	$ 17,954
Ratio: Aggregate indebtedness to net capital	1.11 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital, as reported in Company's (unaudited) Focus report	$ 21,705
Increase (decrease) due to adjustments for:	
Increase in accounts payable	(1,505)
Net capital per audited report	$ 20,200

Schedule II

PERRYMAN SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(1).

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
September 30, 2005



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Perryman Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Perryman Securities, Inc. (the "Company"), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
November 9, 2005